Exhibit 12

Toys “R” Us, Inc.
Computation of Historical Ratios of Earnings to Fixed Charges (a)
(In Millions, Except Ratio Data)

	Fiscal Years Ended
($ In millions)	January 31, 2015	February 1, 2014	February 2, 2013	January 28, 2012	January 29, 2011
Consolidated pretax (loss) earnings from continuing operations	(256)	$(867)	$92	$150	$132
Noncontrolling interest	4	3	1	2	(1)
Interest capitalized during period	—	—	(1)	(1)	(1)
Total fixed charges	631	714	716	688	756
Adjusted earnings (loss) from continuing operations	$379	$(150)	$808	$839	$886

Fixed Charges
Interest expense	451	$524	$480	$442	$521
Interest capitalized during period	—	—	1	1	1
Interest portion of rental expense	180	190	235	245	234
Total Fixed Charges	$631	$714	$716	$688	$756
Ratio of Earnings to Fixed Charges	0.60	(0.21)	1.13	1.22	1.17
(a) For purposes of calculating the ratio of earnings to fixed charges, earnings (loss) were calculated by adding (i) earnings (loss) from continuing operations before noncontrolling interest and income taxes, (ii) interest expense, including the portion of rents representative of an interest factor and (iii) amortization of debt issuance costs. Fixed charges consist of interest expense, amortization of debt issuance costs and the portions of rents representative of an interest factor.

Rent expense, net of sublease income	$601	$609	$628	$588	$570
Capitalization factor	3.7	4.4	4.6	5.2	5.0
Weighted average cost of long-term debt	8.1%	7.1%	8.1%	8.0%	8.2%
Interest in rent expense	$180	$190	$235	$245	$234
% of interest to rent expense	30%	31%	37%	42%	41%